FORM 11-K
                               AMENDMENT N0. 1

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1997

                                    OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 33-39386

    A. Full title of the plan and the address of plan, if different from that of the issuer named below:

                         TEXAS REGIONAL BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
                         (including 401(k) provisions)

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          TEXAS REGIONAL BANCSHARES, INC.
                          3700 North 10th, Suite 301
                          McAllen, Texas 78501

                              REQUIRED INFORMATION

ITEM 1 AND 2.   FINANCIAL STATEMENTS

                          INDEPENDENT AUDITORS' REPORT


Administrative Committee
Texas Regional Bancshares, Inc.
    Employee Stock Ownership Plan
    (with 401(k) provisions):


We have audited the accompanying statements of net assets available for plan benefits of Texas Regional Bancshares, Inc. Employee Stock Ownership Plan (with 401(k) provisions) as of December 31, 1997 and 1996 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Texas Regional Bancshares, Inc. Employee Stock Ownership Plan (with 401(k) provisions) as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years ended December 31, 1997 and 1996, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The information in the Schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                  /s/ KPMG PEAT MARWICK LLP

Houston, Texas
May 8, 1998

                      TEXAS REGIONAL BANCSHARES, INC.
                       EMPLOYEE STOCK OWNERSHIP PLAN
                         (WITH 401(k) PROVISIONS)

           STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        December 31, 1997 and 1996


                 ASSETS                          1997             1996
                 ------                          ----             ----
Investments, at fair value (note 3):
   Certificates of deposit                  $    753,564         530,876
   U.S. government securities                        293           1,187
   Common stock                               15,743,429      11,414,854
                                            -------------   -------------
        Total investments                     16,497,286      11,946,917
                                            -------------   -------------
Cash                                             134,960         128,290

Employer contributions receivable                  8,988          58,424

Accrued interest receivable                           --           3,257
                                            -------------   -------------
        Net assets available for plan
         benefits                           $ 16,641,234      12,136,888
                                            =============   =============

See accompanying notes to financial statements.

                       TEXAS REGIONAL BANCSHARES, INC.
                        EMPLOYEE STOCK OWNERSHIP PLAN
                           (WITH 401(k) PROVISIONS)

       STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                    Years ended December 31, 1997 and 1996


                                                      1997           1996
                                                      ----           ----
Investment income:
   Net appreciation in fair value of
      common stock                              $     3,952,624     5,319,245
   Interest                                              40,847        29,163
   Dividends                                            161,751       124,803

Employer contributions                                  648,988       808,574

Employee contributions                                  400,594       280,364
                                                  -------------- -------------
              Total additions                         5,204,804     6,562,149
                                                  -------------- -------------
Benefits paid to participants                           700,458       380,897
                                                  -------------- -------------
              Net increase in net assets
                   available for plan
                   benefits                           4,504,346     6,181,252

Net assets available for plan benefits:
   Beginning of year                                 12,136,888     5,955,636
                                                  -------------- -------------
   End of year                                  $    16,641,234    12,136,888
                                                  ============== =============

See accompanying notes to financial statements.

                         TEXAS REGIONAL BANCSHARES, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN
                            (WITH 401(k) PROVISIONS)

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1997 and 1996


  (1) DESCRIPTION OF THE PLAN

      The following description of Texas Regional Bancshares, Inc.'s (the Company) Employee Stock Ownership Plan (with 401(k) provisions) (the ESOP or Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

      (a)GENERAL

         The Texas Regional Bancshares, Inc. Employee Stock Ownership Plan (with 401(k) provisions) is a defined contribution plan established effective January 1, 1990 for eligible employees of Texas Regional Bancshares, Inc. and its subsidiary. The ESOP is a complete amendment and restatement of the Texas Regional Bancshares, Inc. Target Benefit Plan (the Target Benefit Plan), a target benefit plan established effective January 1, 1984 for eligible employees of the Company and its subsidiaries.

         The Plan is a stock bonus plan containing Section 401(k) features that is intended to qualify under Section 401(a) of the Internal Revenue Code, as amended (the Code). The Plan is also designed to be an employee stock ownership plan under Section 4975 (e) (7) of the Code. It is subject to the provisions of the Employee Retirement Income Security Act of 1974. All employees who participated in the Company's Target Benefit Plan continue to participate in the ESOP. Each other employee is eligible to participate in the ESOP on January 1 or July 1 immediately following the completion of one year of service, as defined in the Plan provided the employee has attained the age of 21.

      (b)CONTRIBUTIONS

         A participant may authorize the Company and its subsidiary (collectively referred to as Employer) to reduce his salary and contribute to the 401(k) account an amount which shall not be less than one (1) percent or more than fifteen (15) percent of the participant's compensation. Such contributions when taken into account with other employer contributions shall not exceed the maximum deferral percentage computed in accordance with Internal Revenue Code 401(k)(3).

         The Employer may make a Discretionary Matching Contribution (Matching Contribution), a Discretionary Basic Contribution (Basic Contribution) and a Discretionary Optional Contribution (Optional Contribution). All Employer Contributions shall be determined at the sole discretion of the Board of Directors of the Company.

         A Matching Contribution may be made on behalf of each participant up to a maximum of one hundred (100) percent of the participant's salary reduction contribution. The maximum Matching Contribution shall be based on a participant's salary reduction contribution; however, the Matching Contribution shall not exceed four (4) percent of a participant's compensation.

         Contributions to the Plan are subject to limitations.

                                                                   ( Continued )

      (c)PARTICIPANT ACCOUNTS

         Each participant's account is adjusted annually with the amount of Employer contributions, participants' contributions, if any, forfeitures and Plan earnings. Employer optional contributions and forfeitures are allocated in proportion to the amount that each participant's adjusted compensation, as defined, bears to the aggregate of all such participant's adjusted compensation at the end of the plan year. The Basic Contribution, if any, is allocated as of the anniversary date, defined as the 31st day of December (last day of Plan year), among the entitled participants in a manner necessary to satisfy the nondiscrimination requirements of the Code. Employer Matching Contributions, if any, are allocated as of the anniversary date among the participants based upon their salary reduction contributions.

      (d)VESTING

         Participants are immediately vested in their 401(k) contributions and Employer Basic and Matching Contributions plus allocated earnings thereon. Vesting in the remainder of their accounts is based on years of service. A participant is 100 percent vested after six years of service, upon death, upon reaching normal retirement age or upon becoming disabled. The Plan is not considered top heavy under the Code
         Section 416.

      (e)PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The amounts in the Plan's participant accounts are then distributed to the Plan's participants who become automatically 100% vested upon Plan termination.

      (f)PAYMENT OF BENEFITS

         On termination of service, with the approval of the Administrative Committee, a participant may elect to receive either the normal form of payment which is a straight life annuity if single or a qualified joint and survivor annuity if married or one of the optional forms of payment. The optional forms of payment include a lump-sum amount equal to the vested balance of the account, installments certain not to exceed the greater of the life expectancy of the participant or the joint lives and last survivor expectancies of the participant and the participant's designated beneficiary, a combination of the previous methods of payment or a direct rollover to a rollover account.

                                                                   ( Continued )

      (g)ADMINISTRATION AND TRUSTEES

         The general administration of the Plan is performed by the Administrative Committee appointed by the Board of Directors of the Company. This administrator has broad powers regarding supervision and administration of the Plan.

         Pursuant to the terms of the Plan, the Company's Board of Directors has appointed four members to act on a Board of Trustees. Among other duties, the Board of Trustees is responsible for receiving and investing contributions, managing investments, making payments to members in accordance with the Plan and performing other actions as directed by the administrator.

  (2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF PRESENTATION

      The accompanying financial statements have been prepared on the accrual basis of accounting.

      USE OF ESTIMATES

      The Plan administrator has made a number of estimates and assumptions relating to reporting of assets to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

      INVESTMENTS

      All of the investments of the Plan are held in trust by the Company and the Federal Reserve and are stated at fair value. Unrealized appreciation or depreciation in the fair value of investments held at year end and realized gain or loss on sales of investments during the year are determined using the realized value at the beginning of the year or cost if acquired since that date. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the record date.

      TAX STATUS

      The Plan obtained its latest determination letter on July 29, 1993, in which the Internal Revenue Service stated that the plan, as then designated, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan has not applied for a new determination letter. The Plan administrator believes the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan adminstrator believes that the Plan was qualified and tax exempt as of the financial statement date.

                                                                   ( Continued )

      EXPENSES

      All expenses incident to the administration of the Plan may be paid by the Company and, if not paid by the Company, shall be paid by the Plan. The Company elected to pay all expenses in the years ended December 31, 1997 and 1996.

  (3) INVESTMENTS COMPRISING AT LEAST 5% OF
         NET ASSETS AVAILABLE FOR PLAN BENEFITS

      The following individual investments comprised at least 5% of net assets available for plan benefits at December 31, 1997.

             Identity of        Description
          issue, borrower,          of                                 Fair
          or similar party      investment              Cost           value
          ----------------      ----------              ----           -----
         Texas Regional        Common stock,
            Bancshares, Inc.     516,178 shares,
                                 $1 par value       $ 3,832,360    $ 15,743,429
                                                      =========      ==========

                                                                        SCHEDULE
                                                                        --------

                         TEXAS REGIONAL BANCSHARES, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN
                            (WITH 401(k) PROVISIONS)

          ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 1997

   Identity of issue,
    borrower, lessor,                                                             Fair
    or similar party             Description of investment            Cost        value
    ----------------             -------------------------            ----        -----
Certificates of deposit:
   Texas  State Bank             6.25%, due September 2, 1998     $   150,628      150,628
   Texas  State Bank             5.75%, due June 2, 1998              182,119      182,119
   Texas  State Bank             5.50%, due March 1, 1998             110,810      110,810
   Texas  State Bank             5.35%, due December 1, 1998          201,734      201,734
   Texas  State Bank             6.25%, due September 2, 1998          60,495       60,495
   Texas  State Bank             5.50%, due March 1, 1998              47,778       47,778

U.S. government securities:
   Federal National Mortgage     $7,500 par value, 8.50%, due
       Association                 May 1, 1998                            293          293

Common stock:
   Texas Regional Bancshares,    Common stock 516,178
     Inc.                          shares, $1 par value             3,832,360   15,743,429
                                                                   ----------- ------------
                                                                  $ 4,586,217   16,497,286
                                                                   =========== ============

See accompanying independent auditors' report

                                 SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934,the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on in its behalf by the undersigned hereunto duly authorized.

                                       TEXAS REGIONAL BANCSHARES, INC.
                                       EMPLOYEE STOCK OWNERSHIP PLAN
                                       (Including 401(k) provisions)

Date:  June 12, 1998                   /s/ GEORGE R. CARRUTHERS
     -----------------------------     --------------------------------------
                                       George R. Carruthers
                                       Member of Administrative Committee

                       INDEX TO EXHIBITS FILED HEREWITH

                                               SEQUENTIALLY
EXHIBIT                                          NUMBERED
NUMBER                EXHIBIT                      PAGE
-------               -------                  ------------
   1      Independent Accountants' Consent